                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*




                               MHM Services, Inc.
                   -----------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $.01 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                   587154-105
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

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CUSIP NO. 587154-105                13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Michael S. Pinkert



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


                    5    SOLE VOTING POWER
                            1,029,546



   NUMBER OF        6    SHARED VOTING POWER
    SHARES                  65,475
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON                  1,029,546
     WITH


                    8    SHARED DISPOSITIVE POWER
                            65,475



9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,095,021




10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     21.40%



12   TYPE OF REPORTING PERSON*
     IN



                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




Item 1.    (a).    Name of Issuer:
                    MHM Services, Inc.


           (b).    Address of Issuer's Principal Executive Offices:
                    8605 Westwood Center Drive, Suite 400, Vienna, VA  22182




Item 2.    (a).    Name of Person Filing:
                    Michael S. Pinkert, Chairman and CEO



           (b).    Address of Principal Business Office:
                    8605 Westwood Center Drive, Suite 400, Vienna, VA  22182








                              Page 3 of 6 Pages


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Item 2.    (c).    Citizenship:
                    United States



           (d).    Title of Class of Securities:
                    Common Stock, par value $.01 per share


           (e).    CUSIP Number:
                    587154-105


Item 3.            This statement is filed pursuant to Rule         by
                    Not Applicable

Item 4.            Ownership.

           (a).    Amount Beneficially Owned
                   1,095,021(1)(2)


           (b).    Percent of Class:
                   21.40%


           (c).    Number of Shares as to which _______________________ has:

                   (i)      sole power to vote or to direct the vote
                            1,029,546(1)
                   (ii)     shared power to vote or to direct the vote
                            65,475(2)
                   (iii)    sole power to dispose or to direct the
                            disposition of
                            1,029,546(1)
                   (iv) shared power to dispose or to direct the disposition of
                            65,475(2)


--------------------
(1) Includes 487,494 shares of Common Stock and options exercisable within the next 60 days to acquire 542,052 shares of Common Stock.
(2) Includes 34,137 shares of Common Stock held by Mr. Pinkert's children and 31,338 Common Stock held in the Company's 401(k) plan.

                              Page 4 of 6 Pages


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Item 5.            Ownership of Five Percent or Less of a Class:
                   Not Applicable




Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:
                   Not Applicable



Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:
                   Not Applicable




Item 8.            Identification and Classification of Members of the Group:
                   Not Applicable






                              Page 5 of 6 Pages



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Item 9.            Notice of Dissolution of Group:
                   Not Applicable



Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                          By:  /s/ MICHAEL S. PINKERT
                                               ------------------------
                                               Michael S. Pinkert
                                               Title: Chairman and
                                               Chief Executive Officer




Dated: May 8,2000




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